UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 56978 / December 18, 2007

Admin. Proc. File No. 3-12706

In the Matter of

THE CATTLESALE CO., et al.

ORBIT BRANDS CORP., Respondent

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding as to Orbit Brands Corp. has expired. No such petition has been filed, and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice, that the initial decision of the administrative law judge as to Orbit Brands Corp. * has become the final decision of the Commission. The order contained in that decision is hereby declared effective. That order revoked the registrations of all classes of securities of Orbit Brands Corp. pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Nancy M. Morris
Secretary

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*/   Orbit Brands Corp., Initial Decision Rel. No. 338 (Nov. 20, 2007), ___ SEC Docket ___.

INITIAL DECISION RELEASE NO. 338
ADMINISTRATIVE PROCEEDING
File No. 3-12706

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of		
	:	
THE CATTLESALE CO.,	:	
GEN-ID LAB SERVICES, INC.,	:	
GLOBAL BUSINESS INFORMATION	:	
DIRECTORY, INC.,	:	INITIAL DECISION AS TO ORBIT
GSL HOLDINGS, INC.,	:	BRANDS CORP.
INDUSTRIAL RUBBER	:	November 20, 2007
INNOVATIONS, INC.,	:	
INSTAPAY SYSTEMS, INC., and	:	
ORBIT BRANDS CORP.	:	

APPEARANCES: Neil J. Welch, Jr., and Stephen Cohen for the Division of Enforcement, Securities and Exchange Commission

Paul A. Beck, Esq., for Respondent Orbit Brands Corp.

BEFORE: Robert G. Mahony, Administrative Law Judge

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on July 20, 2007. On July 30, 2007, the Division of Enforcement (Division) requested leave to file a motion for summary disposition in the event that a default or consent order was not entered against any Respondent.[1] Leave was granted, pursuant to 17 C.F.R. § 201.250(a). The Division filed its

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[1] Respondents Global Business Information Directory, Inc., Gen-Id Lab Services, Inc., and Instapay Systems, Inc., consented to the revocation of the registration of their securities. The CattleSale Co., Exchange Act Release No. 56286 (Aug. 20, 2007); The CattleSale Co., Exchange Act Release No. 56665 (Oct. 17, 2007); and The CattleSale Co., Exchange Act Release No. 56664 (Oct. 17, 2007). The securities registrations of Respondents The CattleSale Co., GSL

motion on August 29, 2007, and Orbit filed its response on September 25, 2007. The Division submitted a reply to Orbit's response on October 3, 2007.

B. Allegations and Arguments of the Parties

The OIP alleges that Orbit's shares are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has not filed any annual or quarterly reports since its Form 10-KSB for the period ended December 31, 2004. The Division requests that the registration of Orbit's securities be revoked. Orbit states that it has taken substantial steps to return to compliance and to assure future compliance, and argues that its bankruptcy filings are sufficient substitutes to fulfill its reporting requirements, and that the revocation or suspension of its securities will harm its shareholders.

C. The Standards for Summary Disposition

In assessing the summary disposition record, the facts, as well as the reasonable inferences that may be drawn from them, must be viewed in the light most favorable to the non-moving party. See Felix v. N.Y. City Transit Auth., 324 F.3d 102, 104 (2d Cir. 2003); O'Shea v. Yellow Tech. Svcs., Inc., 185 F.3d 1093, 1096 (10th Cir. 1999); Cooperman v. Individual, Inc., 171 F.3d 43, 46 (1st Cir. 1999).

By analogy to Rule 56 of the Federal Rules of Civil Procedure, a factual dispute between the parties will not defeat a motion for summary disposition unless it is both genuine and material. See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48 (1986). Once the moving party has carried its burden, "its opponent must do more than simply show that there is some metaphysical doubt as to the material facts." Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 586 (1986). The opposing party must set forth specific facts showing a genuine issue for a hearing and may not rest upon mere allegations or denials of its pleadings. At the summary disposition stage, the hearing officer's function is not to weigh the evidence and determine the truth of the matter, but rather to determine whether there is a genuine issue for resolution at a hearing. See Anderson, 477 U.S. at 249.

This Initial Decision is based on the parties' filings of August 29, September 25, and October 3, 2007, and attachments thereto; Orbit's Answer to the OIP, dated July 27, 2007, and the Commission's public official records concerning Orbit, of which official notice is taken pursuant to 17 C.F.R. § 201.323. Any other facts in Orbit's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a).

II. FINDINGS OF FACT

Holdings, Inc., and Industrial Rubber Innovations, Inc., were revoked by default. The CattleSale Co., Exchange Act Release No. 56342 (Aug. 30, 2007).

Orbit (CIK 916184)[2] is a Delaware corporation with its principal place of business in Los Angeles County, California. Answer at 2. The financial statements included in its Form 10-KSB for 2004 indicated a net operating loss of about $31.4 million for the year. Id.; Form 10-KSB, filed February 14, 2007. The company has a class of common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. Answer at 2. Orbit is delinquent in filing its nine most recent periodic reports, including three quarterly reports for the years 2005 and 2006, one quarterly report for 2007, and annual reports for the years 2005 and 2006. Id.

Orbit filed an annual report with the Commission for the fiscal year ended December 31, 2004. Id.; Form 10-KSB, filed February 14, 2007. Orbit also filed a quarterly report with the Commission for the quarter ended September 30, 2004. Answer at 2; Form 10-QSB, filed February 14, 2007. Malone & Bailey, PC (Malone & Bailey), an independent accounting firm, audited the financial statements contained in the annual report. See Form 10-KSB, filed February 14, 2007. Malone & Bailey noted that Orbit had incurred losses which cast doubt on Orbit's ability to continue as a going concern. Id. Indeed, Orbit's creditors filed an involuntary Chapter 11 bankruptcy petition against the company in the United States Bankruptcy Court for the Central District of California, in Los Angeles, California, on June 25, 2004. Id.; Form 8-K, filed June 30, 2004. Since December 2004, Orbit has operated as a debtor-in-possession under the Bankruptcy Code. Answer at 4. Orbit states that insufficient funding is a primary reason for its failure to bring itself into compliance with the Commission's filing requirements. Id. at 8.

Subsequent to the audit of the 2004 financial statements, Orbit terminated Malone & Bailey as its independent auditor. Id. at 11. Orbit then engaged Stark Winter Schenkein & Co., LLP (Stark Winter), as its independent auditor in April 2007. Id. Stark Winter was tasked with completing audits of Orbit's 2005 and 2006 financial statements. Id. Orbit estimated that it needed 120 days from the date of its Answer to bring itself into reporting compliance. Id. As of August 28, 2007, Stark Winter was still awaiting materials from Orbit it needed to complete the audits of the 2005 and 2006 financial statements. Decl. of David S. Frye in Support of the Division of Enforcement's Motion for Summary Disposition at 2. As of October 1, 2007, Stark Winter had ceased work on the Orbit audits because Orbit was not paying them. Decl. of Neil J. Welch, Jr., in Support of the Division of Enforcement's Motion for Summary Disposition at 1.

In its capacity as a debtor-in-possession, Orbit has filed statements of financial affairs and operating reports with the Bankruptcy Trustee. Answer at 4. Such filings are available on the PACER reporting system. Id. at 5. The Monthly Operating Report (MOR) filed in the bankruptcy proceeding captures financial data on a monthly basis. Id. The MOR is filed with the trustee, and is not available on PACER. Notice of Financial Reporting Requirements for Chapter 11 Debtors in Possession of the United States Trustee (effective Nov. 15, 2004). Orbit has kept its current shareholders and the bankruptcy creditors committee informed throughout the bankruptcy process. Answer at 9. However, Orbit never requested a modification of its Exchange Act reporting requirements from the Commission after the bankruptcy proceeding was

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

instituted. Opposition to Motion for Summary Disposition on Behalf of Respondent Orbit Brands Corporation at 5-6.

Orbit's several hundred shareholders and debtors would be negatively affected by revocation of Orbit's registered securities. Id. at 9. As part of its proposed bankruptcy plan, Orbit intends to issue stock to its creditors. Decl. of James C. Bastian, Jr., in Support of Orbit Brands Corporation's Opposition to Motion for Summary Disposition at 4. In addition, Orbit is the subject of several lawsuits, and the company intends to issue common stock as part of the settlement of those lawsuits. Answer at 10. Revocation of Orbit's registered securities will impair its settlement efforts in these lawsuits. Id.

III. CONCLUSIONS OF LAW

Under Section 12(j) of the Exchange Act, the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or to suspend the registration of a security for a period not exceeding twelve months if it finds that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder. The Division seeks revocation of the registered securities of Orbit.

A. The Violations Alleged in the OIP are Uncontested

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered under Section 12 of the Exchange Act to file annual and quarterly reports with the Commission. An issuer's annual report is due within ninety days after the end of its fiscal year. See 17 C.F.R. §§ 249.310. An issuer's quarterly reports are due within forty-five days after the end of each of the first three quarters of its fiscal year. See 17 C.F.R. §§ 249.308a(a)(2), .308b.

It is uncontested that Orbit has failed to file any annual or quarterly reports for any period after December 31, 2004. When the Commission issued the OIP, the company was delinquent as to two annual reports and seven quarterly reports. It is now delinquent as to two additional quarterly reports. Thus, Orbit has violated, and continues to violate, Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

B. Orbit's Defenses

First, Orbit argues that the Commission should accept its filings with the bankruptcy court in lieu of the reports required by the Exchange Act. Orbit asserts that through filings in the bankruptcy process, it has kept its current shareholders informed about its business situation. The Commission may modify Exchange Act reporting requirements on a case-by-case basis, when not inconsistent with the protection of investors. See S.E.C. Release No. 34-9660, 1972 WL 121308, at *1 (June 30, 1972). For example, the Commission may modify a registered company's reporting requirements so that the company's reports filed in a bankruptcy proceeding may be submitted in lieu of the Exchange Act reports. Id. However, Orbit has never petitioned the Commission for any modification of its reporting requirements under the

Exchange Act. Thus, Orbit's filings in the bankruptcy matter are insufficient to abrogate its responsibilities under Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Second, Orbit argues that current shareholders and other stakeholders will suffer substantial harm if its registration is revoked. "The extent of any harm to existing shareholders cannot be the determining factor" when deciding whether revocation of registration is an appropriate measure. Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 443 (May 31, 2006). The interests of future investors weigh more heavily in the analysis than interests of current shareholders. Id. The interests of future investors are especially emphasized in the current case, in which Orbit intends to offer stock to satisfy a multitude of other obligations. Thus, Orbit's arguments that revocation will injure its current shareholders and other stakeholders are minimized in light of the potential harm to future investors.

C. **The Public Interest**

In Gateway Int'l Holdings, Inc., the Commission stated that, in determining the appropriate sanction in a Section 12(j) proceeding, it "will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." 88 SEC Docket at 439.

Orbit's violations are serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). Orbit has deprived the investing public of current financial information.

Orbit's failure to meet its reporting obligations is recurrent, beginning in November 2004 and continuing through the present, for a current total of eleven delinquent filings. Orbit is culpable, admitting it was obligated to make those filings. Orbit has accepted responsibility for the failure to meet its reporting obligations, but it has not offered any substantive assurances against further violations. Orbit has indicated that the cost of bringing itself into compliance is a hurdle it is unable to clear. The company was forced into bankruptcy by its creditors, it is the subject of multiple lawsuits, and it has stopped paying its current auditors. Thus, Orbit's efforts to remedy its past violations and assurances of future compliance are unconvincing.

IV. SANCTION

Both existing and prospective shareholders are harmed by the continuing lack of current, reliable, and audited financial information, and given Orbit's financial struggles, there is no cure in sight. Moreover, Orbit seeks to alleviate its financial difficulties by issuing more stock. Accordingly, I conclude that revocation of Orbit's registered securities is necessary and appropriate for the protection of investors.

V. ORDER

Based on the findings and conclusions set forth above, IT IS ORDERED THAT the registration of all classes of the registered securities of ORBIT BRANDS CORP. is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact, or unless the Commission determines on its own initiative to review the Initial Decision as to any party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Robert G. Mahony
Administrative Law Judge